UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The A Consulting Team, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

000881 10 2
(CUSIP Number)

Navneet S. Chugh, Esq.
The Chugh Firm
13304 Alondra Blvd., 2nd Floor
Cerritos, CA 90703
(562) 229-1220
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 30, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   000881 10 2

==

```
           1   NAMES OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Helios & Matheson Information Technology, Ltd.
-------------- ----------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (See Instructions)
               (a)     [ x ]
               (b)     [   ]
-------------- ----------------------------------------------------------------
           3   SEC USE ONLY
-------------- ----------------------------------------------------------------
           4   SOURCE OF FUNDS (See Instructions):   WC, OO
-------------- ----------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)   |_|
-------------- ----------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION
               India
```

==

```
                              7   SOLE VOTING POWER
 NUMBER OF SHARES                      1,024,697 (See Item 5)
 BENEFICIALLY OWNED            ------------------------------------
 BY EACH REPORTING             8   SHARED VOTING POWER
 PERSON WITH                   ------------------------------------
                              9   SOLE DISPOSITIVE POWER
                                  1,024,697 (See Item 5)
                              ------------------------------------
                             10   SHARED DISPOSITIVE POWER
```

==

```
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,024,697 (See Item 5)
-------------- ----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               (See Instructions) |_|
-------------- ----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.0% (See Item 5)
-------------- ----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON (See Instructions)
               CO
```

==

Item 1 Security and Issuer.

This Schedule 13D (this "Statement") relates to shares of the common stock, par value $0.01 per share (the "Shares"), of The A Consulting Team, Inc. (the "Company" or "TACT"). The principal executive offices of the Company are located at 200 Park Avenue South, Suite 900, New York, New York 10003.

Item 2 Identity and Background.

(a) This Statement is filed by: Helios & Matheson Information Technology, Ltd., an India corporation ("Helios"). The Reporting Person has entered into an agreement under which, subject to the terms and conditions set forth therein, they will receive 1,024,697 Shares.

The name, residence or business address, principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted, of each director and executive officer of Helios is set forth on Schedule A attached hereto and incorporated by reference herein.

(b) The principal executive offices of Helios are located at # 9, Nungambakkam High Road, Chennai 600 034, India. Helios is an India corporation.

(c) Helios is a company engaged primarily in the business of information technology consulting services.

(d) During the past five years, the Reporting Person and, to the best knowledge of such person, no person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person and, to the best knowledge of such person, no person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Helios is an India corporation.

Item 3 Source and Amount of Funds or Other Consideration.

The consideration to be used in acquiring the 1,024,697 Shares will be Eight Million Seven Hundred Fifty Thousand United States Dollars (USD $8,750,000). The acquisition of the Shares will occur pursuant to the Stock Purchase Agreement dated as of March 30, 2006, among Shmuel Bentov, Ronit Bentov, Jonathan Bentov, Yaneev Bentov and the Reporting Person, (the "Stock Purchase Agreement"), a copy of which attached hereof as Exhibit B. The provisions, terms and conditions of the Stock Purchase Agreement are summarized under Item 5 of this Statement.

Item 4 Purpose of Transaction.

The Reporting Person has acquired 1,024,697 shares pursuant to the Stock Purchase Agreement in order to change the control of the Company. The purchase is a strategically investment and is classified by The Reporting Person as "Overseas Direct Investment". The Reporting Person is not just buying the shares for short term trading profit nor is control the only purpose. The investment is made to meet the objective of market development. The businesses that Helios operates in the United States and India offer services that may be useful to clients of the Company, and the Reporting Person accordingly believe that the combined operations of Helios and the Company could result in increased revenues from the Company's current clients as well as revenues from new clients. The Reporting Person intends to control TACT. The Reporting Person has not formulated any plans or proposals that relate to or would result in any matter required to be described in response to paragraphs (a) through (j) of Item 4 of this Statement with the exception of Item 4 (d):

(d) The Reporting Person is planning to increase the number of board of directors of the Issuer. The Reporting Person will nominate five board of directors to be elected in the next shareholder voting.

Item 5 Interests in Securities of the Issuer.

(a) As of the date of this Statement, the Reporting Person are the direct beneficial owners of 1,024,697 Shares, or approximately 43.0%, of the 2,382,301 Shares that are outstanding as of March 30, 2006.

The respective numbers of Shares that are directly beneficially owned by Helios is 1,024,697.

The Reporting Person beneficially owns no Shares other than those reported in this Statement. The beneficial ownership of Shares by the Reporting Person arises solely as a result of their right under the Stock Purchase Agreement to acquire such Shares.

(b) Assuming the consummation of the purchase of Shares under the Stock Purchase Agreement, following the completion of those acquisitions, the Reporting Person will have the direct power to vote and direct the disposition of the 1,024,697 Shares it acquired.

(c) The Reporting Person has not effected any transactions in the Shares during the 60 days prior to the date of this Statement.

(d) Subject to the stock pledge arrangements described in Item 6 below, Helios has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares that it will hold upon completion of the transactions contemplated by the Stock Purchase Agreement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreement

The Reporting Person and Shmuel Bentov, his wife Ronit Bentov, sons Jonathan Bentov and Yaneev Bentov (the "Bentovs") entered into a Stock Purchase Agreement dated March 30, 2006. The Reporting Person will purchase 1,024,697 shares of common stock of TACT for Eight Million Seven Hundred Fifty Thousand Dollars (USD $8,750,000). The Reporting Person will pay $3,400,000 upon signing, and the balance of 5,350,000.00 will be evidenced by a Promissory Note and paid in three installment payments.

Promissory Note

The Reporting Person executed a Promissory Note (the "Note") to the Bentovs, dated March 30, 2006. The Note has a face amount of five million three hundred fifty thousand dollars ($5,350,000.00). The interest rate of the note is eight point five percent (8.5%), simple interest, per Annum. The Note is secured pursuant to and as more specifically set forth in a certain Stock Pledge Agreement between the Reporting Person and the Bentovs dated March 30, 2006 and is subject to all of the terms and provisions of the Stock Pledge Agreement

Stock Pledge Agreement

As collateral for the Note described above, The Reporting Person has pledged 1,024,697 Shares of Common Stock of TACT to the Bentovs. The Bentovs do not have voting rights of the Stocks.

Other than set forth above, the Reporting Person has executed no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7 Material to be Filed as Exhibits.

Exhibit 1   Stock Purchase Agreement, dated as of March 30, 2006, among Helios & Matheson Information Technology, Ltd. and Shmuel Bentov, his wife Ronit Bentov, sons Jonathan Bentov and Yaneev Bentov.

Exhibit 2   Promissory Note, dated March 30, 2006, between Helios & Matheson Information Technology, Ltd. and Shmuel Bentov, his wife Ronit Bentov, sons Jonathan Bentov and Yaneev Bentov.

Exhibit 3   Stock Pledge Agreement, dated March 30, 2006, between Helios & Matheson Information Technology, Ltd. and Shmuel Bentov, his wife Ronit Bentov, sons Jonathan Bentov and Yaneev Bentov.

Exhibit 4   Power of Attorney to Navneet S. Chugh and Jiao Bing Zhang From Helios & Matheson Information Technology Ltd., by V. Ramachandiran, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: *March 30, 2006*

> */s/ Navneet S. Chugh*
> ---------------------------------------
> *Name:*   *Navneet S. Chugh*
> *Title:*   *Authorized Signatory*

Signing in the capacities listed on Schedule A attached hereto and incorporated herein by reference.

SCHEDULE A

The business addresses and present occupation or employment of the directors and executive officers of Helios & Matheson Information Technology Ltd. are as follows:

Helios & Matheson Information Technology, Ltd.

Chief Executive Office: V. Ramachandiran
 # 9, Nungambakkam High Road,
 Chennai 600 034, India.
 Present Employment: CEO of
 Helios & Matheson Information Technology Ltd

Secretary: K. M. Kumar
 # 9, Nungambakkam High Road,
 Chennai 600 034, India.
 Present Employment: Secretary of
 Helios & Matheson Information Technology Ltd

Chief Financial Office: K. M. Kumar
 # 9, Nungambakkam High Road,
 Chennai 600 034, India.
 Present Employment: VP-Finance of
 Helios & Matheson Information Technology Ltd

Managing Director: G. K Muralikrishna.
 # 9, Nungambakkam High Road,
 Chennai 600 034, India.
 Present Employment: CEO of
 Helios & Matheson Information Technology Ltd

Director: Chandra Ramesh.
 # 9, Nungambakkam High Road,
 Chennai 600 034, India.
 Present Employment: Director of
 Helios & Matheson Information Technology Ltd

Director: Diwakar Sai Yerra
 # 9, Nungambakkam High Road,
 Chennai 600 034, India.
 Present Employment: Director of
 Helios & Matheson Information Technology Ltd

Director: Rao A Gopal
                            # 9, Nungambakkam High Road,
                            Chennai 600 034, India.
                            Present Employment: Director of
                            Helios & Matheson Information Technology Ltd

Director: V. Ramachandiran
                            # 9, Nungambakkam High Road,
                            Chennai 600 034, India.
                            Present Employment: Director of
                            Helios & Matheson Information Technology Ltd

                        End of Filing